UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File No. 0-53646

Novicius Corp. (formerly Intelligent Content Enterprises Inc.)
(Translation of Registrant’s name into English)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

TABLE OF CONTENTS

1.          Novicius Corp., Unaudited Interim Condensed Consolidated Financial Statements for the Three and Nine Months Ended May 31, 2017 as filed on Sedar on June 27, 2017.

2.          Intelligent Content Enterprises Inc., Management’s Discussion and Analysis for the Three and Nine Months Ended May 31, 2017 as filed on Sedar on June 27, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 31, 2017	INTELLIGENT CONTENT ENTERPRISES INC.,

By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

ITEM 1

(Formerly: Intelligent Content Enterprises Inc.)

Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2017

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Condensed Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited interim condensed consolidated financial statements of Novicius Corp. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company's independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited	May 31, 2017	August 31, 2016	May 31, 2016
			Restated
			(Note 16)
Assets
Current assets
Cash	$5,668	$449,983	$332,838
Other receivables	28,002	14,800	30,182
Secured note receivable (Note 6)	87,750	-	-
Prepaid expenses and deposits	-	17,799	-
Marketable securities (Note 7)	-	-	1
Total current assets	121,420	482,582	363,021

Total Assets	$121,420	$482,582	$363,021

Liabilities and Shareholders' Deficiency
Current liabilities
Trade and other payables	$1,324,149	$1,173,231	$268,649
Derivative liabilities (Note 10)	8,182	-	-
Shareholder loans (Note 8 and 9)	176,625	-	-
Total current liabilities	1,508,956	1,173,231	268,649

Shareholders' deficiency
Common shares (Note 12 a)	23,250,916	23,220,683	22,864,100
Share purchase warrants (Note 12 b)	2,945,604	2,925,837	2,952,420
Share purchase options (Note 12 d)	166,465	828,334	828,334
Contributed surplus	2,734,708	1,921,743	1,921,743
Accumulated deficit	(30,485,229)	(29,587,246)	(28,472,225)
Total shareholders' deficiency	(1,387,536)	(690,649)	94,372

Total Liabilities and Shareholders' Deficiency	$121,420	$482,582	$363,021

Going Concern (Note 1 b)

Correction of Prior Period Errors and Adjustment (Note 16)

Related Party Transactions and Balances (Note 8)

Discontinued Operations and Dissolution of Subsidiary (Note 15)

Subsequent Events (Note 17)

1

Interim Condensed Consolidated Statements of Operations and Other Comprehensive Income (Loss)
(Expressed in Canadian Dollars)
Unaudited
	Three Months Ended		Nine Months Ended
	May 31		May 31
	2017	2016	2017	2016
		Restated		Restated
		(Note 16)		(Note 16)
Continuing Operations
Revenue
Advertising revenue	$4,508	$-	$4,508	$-

Continuing Operations
Expenses
Research, content development and technology support	56,733	91,700	292,727	91,700
Hosting, advertising and technology services	36,218	43,382	51,279	43,382
General and administrative	119,830	102,166	397,453	270,128
Loss on foreign exchange	66	1,930	1,754	21,779
Stock based compensation (Note 12 e)	-	615,924	136,291	615,924
Stock based compensation-non employees (Note 12 e)	-	-	14,805	-
Anti-dilution fees (Note 10)	(9,818)	-	8,182	-
Interest	-	-	-	12,812
Gain on expiry of derivative liabilities (Note 10)	-	-	-	(281,210)
Loss on settlement of debt (Note 9)	-	-	-	12,489,235
Impairment loss on marketable securities (Note 7)	-	-	-	120,124
Gain on disposal of subsidairy (Note 16 b)	-	-	-	(68,489)
Gain on derecognition of financial liabilities (Note 15)	-	-	-	(893,990)
	203,029	855,102	902,491	12,421,395

Net loss from continuing operations	(198,521)	(855,102)	(897,983)	(12,421,395)
Net income from discontinued operations net of tax (Note 15)	-	-	-	4,829
Net loss	(198,521)	(855,102)	(897,983)	(12,416,566)

Other comprehensive income re-classified to operations
Impairment loss on marketable securities (Note 7)	-	-	-	110,525
Total other comprehensive income	-	-	-	110,525

Net loss from operations and other comprehensive loss	$(198,521)	$(855,102)	$(897,983)	$(12,306,041)

Earnings (loss) per share, basic
Continuing operations	$(0.075)	$(0.330)	$(0.338)	$(6.587)
Discontinued operations	$0.000	$0.000	$0.000	$0.003
Total loss per share, basic	$(0.075)	$(0.330)	$(0.338)	$(6.584)

Earnings (loss) per share, diluted
Continuing operations	$(0.075)	$(0.330)	$(0.338)	$(6.587)
Discontinued operations	$0.000	$0.000	$0.000	$0.002
Total loss per share, basic	$(0.075)	$(0.330)	$(0.338)	$(6.585)

Weighted average shares outstanding, basic	2,658,319	2,587,984	2,655,784	1,885,639
Weighted average shares outstanding, diluted	3,573,475	3,353,049	3,590,319	2,393,584

2

Interim Condensed Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in Canadian Dollars)
Unaudited
	SHARE	SHARE						TOTAL
	CAPITAL	CAPITAL	SHARE	SHARE	CONTRI-			SHARE-
	Number of	COMMON	PURCHASE	PURCHASE	BUTED	AVAILABLE	ACCUMULATED	HOLDERS'
	Common	SHARES	WARRANTS	OPTIONS	SURPLUS	FOR SALE	DEFICIT	DEFICIENCY
	Shares*	$	$	$	$	$	$	$
Balance, August 31, 2015 as restated (Note 16)	377,295	9,997,792	801,079	272,553	1,861,600	(110,525)	(16,055,659)	(3,233,160)
Item re-classified to statements of operations-impairment loss on marketable securities	-	-	-	-	-	110,525	-	110,525
Shares issued as debt extinguishment	954,311	6,371,457	-	-	-	-	-	6,371,457
Shares issued as private placement	50,000	50,000	-	-	-	-	-	50,000
Units issued as anti-dilution provision	1,032,998	5,034,157	1,862,643	-	-	-	-	6,896,800
Units issued as private placement	10,000	9,044	20,956	-	-	-	-	30,000
Units issued as debt extinguishment	150,519	638,295	582,414	-	-	-	-	1,220,709
Stock options expired	-	-	-	(60,143)	60,143	-	-	-
Stock based compensation	-	-	-	615,924	-	-	-	615,924
Exercise of warrants	44,868	763,355	(314,672)	-	-	-	-	448,683
Net loss for the period, continuing operations	-	-	-	-	-	-	(12,421,395)	(12,421,395)
Net loss for the period, discontinued operations	-	-	-	-	-	-	4,829	4,829
Balance May 31, 2016 as restated (Note 16)	2,619,991	22,864,100	2,952,420	828,334	1,921,743	-	(28,472,225)	94,372
Units issued as private placement	23,636	133,271	126,729	-	-	-	-	260,000
Exercise of warrants	7,000	223,312	(153,312)	-	-	-	-	70,000
Net loss for the period, continuing operations	-	-	-	-	-	-	(1,112,903)	(1,112,903)
Net income for the period, discontinued operations	-	-	-	-	-	-	(2,118)	(2,118)
Balance, August 31, 2016	2,650,627	23,220,683	2,925,837	828,334	1,921,743	-	(29,587,246)	(690,649)
Stock based compensation	-	-	-	151,096	-	-	-	151,096
Units issued as private placement	7,692	30,233	19,767	-	-	-	-	50,000
Stock options expired	-	-	-	(812,965)	812,965	-	-	-
Net loss for the period, continuing operations	-	-	-	-	-	-	(897,983)	(897,983)
Balance, May 31, 2017	2,658,319	23,250,916	2,945,604	166,465	2,734,708	-	(30,485,229)	(1,387,536)

*Reflects the February 1, 2016, one (1) for ten (10) consolidation and the May 26, 2017 one (1) for ten (10) consolidation

3

Interim Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Unaudited
	Nine Months Ended
	May 31,
	2017	2016
		Restated
		(Note 16)
Cash provided by (used in)
Operating activities
Net loss from continuing operations	$(897,983)	$(12,421,395)
Net income from discontinued operations net of tax (Note 15)	-	4,829
Net loss	(897,983)	(12,416,566)
Items not involving cash:
Stock based compensation (Note 12 e)	151,096	615,924
Anti-dilution fees (Note 10)	8,182	-
Loss on settlement of debt (Note 9)	-	12,489,235
Impairment loss on marketable securities (Note 7)	-	120,124
Gain on derecognition of financial liabilities (Note 15)	-	(893,990)
Gain on disposal of subsidiary (Note 16 b)	-	(68,489)
Gain on expiry of derivative liabilities (Note 10)	-	(281,210)
Working capital adjustments
Increase (decrease) in other receivables	(10,704)	21,141
Decrease in prepaid expenses and deposits	17,799	-
Increase in trade and other payables	150,918	190,475
Net cash used in operating activites	(580,692)	(223,356)

Investing activities
Secured note receivable (Note 6)	(87,750)	-
Net cash used in investing activities	(87,750)	-

Financing activities
Shareholder loans	176,625	-
Private placement of shares	50,000	50,000
Private placement of units	-	30,000
Warrants exercised	-	448,683
Net cash provided by financing activities	226,625	528,683

Increase (decrease) in cash for the period	(441,817)	305,327
Net effect of exchange rate changes on cash	(2,498)	(4,681)
Cash, beginning of period	449,983	32,192
Cash, end of period	$5,668	$332,838

4

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

1.	a)	Nature of Business

Novicius Corp., (formerly: Intelligent Content Enterprises Inc.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

The Company's registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares are widely held and trade on the OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol NVS.

The unaudited interim condensed consolidated financial statements include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc., incorporated in the Province of Ontario on February 29, 2016 (“DoubleTap”). Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 and Dyami Energy LLC., a Texas company (“Dyami Energy”) was dissolved effective April 3, 2014 (Note 15).

b)	Going Concern

These unaudited interim condensed consolidated financial statements (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company has developed its advertising platform and has not yet realized profitable operations. Previously, the Company was an Exploration and Evaluation company with interests in Alberta, Canada and Texas, USA. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at May 31, 2017, the Company has a working capital deficiency of $1,387,536 (August 31, 2016: $690,649) and an accumulated deficit of $30,485,229 (August 31, 2016: $29,587,246). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Subsequent to May 31, 2017, shareholders advanced the Company US$15,000. The Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

2.	Basis of Preparation

Statement of Compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC. These unaudited interim condensed consolidated financial statements of the Company were approved by the Board of Directors June 22, 2017.

5

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

Basis of Preparation

The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these Consolidated Financial Statements as compared with the most recent annual consolidated financial statements as at and for the year ended August 31, 2016. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2017, could result in restatement of these Consolidated Financial Statements.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the Company, ICE Studio and DoubleTap is Canadian dollars. The functional currency of the Company’s former subsidiaries, Zavala Inc., EEZ Operating and Dyami Energy was United States dollars.

Use of Estimates and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the Consolidated Financial Statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the Consolidated Financial Statements are:

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is an uncertainty regarding the Company’s ability to continue as a going concern (Note 1 b).

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Fair Value of Derivative Liabilities

The Company is exposed to risks related to changes in its share prices, foreign exchange rates, interest rate and volatility rates used to determine the estimated fair value of its derivative liabilities. In the determination of the fair value of these instruments, the Company utilizes certain independent values and, when not available, internal financial models which are based primarily on observable market data. Management’s judgment is required in the development of these models. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Settlement of Debt with Equity Instruments

Equity instruments issued to a creditor to extinguish a financial liability are measured at the fair value of the equity instruments at the date the financial liability is extinguished. The Company estimates the fair value of warrants using the Binomial Lattice pricing model and further assumptions including the expected life, volatility, discount rates and dividend yield. The fair value of the units comprising shares and warrants issued in connection with the extinguishment of a financial liability are then prorated to the total market value of the common shares.

Fair Value of Stock Based Compensation and Warrants

In determining the fair value of share based payments the calculated amounts are not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

6

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

3.	Significant Accounting Policies

These Consolidated Financial Statements were prepared using the same accounting policies and methods as those described in our annual consolidated financial statements for the year ended August 31, 2016. These Consolidated Financial Statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards have been omitted or condensed. These Consolidated Financial Statements should be read in conjunction with our annual consolidated financial statements as at and for the year ended August 31, 2016.

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases ("IFRS 16") which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions ("IFRS 2"): On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and
-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company intends to adopt the amendments to IFRS 2 in its Consolidated Financial Statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2017. There were no material impact on the Consolidated Financial Statements as a result of the adoption of these standards, amendments and interpretations: IAS 7 – Disclosure initiative and IAS 12 – Recognition of Deferred Tax Assets for Unrealized Losses.

7

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officers monitor the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

	Three Months Ended			Nine Months Ended
May 31, 2017	$ Canada	$ United States	$ Total	$ Canada	$ United States	$ Total
Net revenue	4,508	-	4,508	4,508	-	4,508
Net loss, continuing operations	(198,521)	-	(198,521)	(897,983)	-	(897,983)
Net loss	(198,521)	-	(198,521)	(897,983)	-	(897,983)

May 31, 2016	$ Canada	$ United States	$ Total	$ Canada	$ United States	$ Total
Net loss, continuing operations	(855,102)	-	(855,102)	(12,421,395)	-	(12,421,395)
Net income, discontinued operations	-	-	-	-	4,829	4,829
Net loss	(855,102)	-	(855,102)	(12,421,395)	4,829	(12,416,566)

As at May 31 2017	$ Canada	$ United States	$ Total
Total Assets	121,420	-	121,420
Total Liabilities	(1,508,956)	-	(1,508,956)

As at August 31, 2016	$ Canada	$ United States	$ Total
Total Assets	482,582	-	482,582
Total Liabilities	(1,173,231)	-	(1,173,231)

As at May 31, 2016	$ Canada	$ United States	$ Total
Total Assets	363,021	-	363,021
Total Liabilities	(268,649)	-	(268,649)

6.	Secured Note Receivable

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”). On October 12, 2016, the Company advanced US$65,000 ($87,750 at May 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At this time, no determination can be made with respect to the outcome of the Company’s demand for repayment of the Secured Note.

7.	Marketable Securities

As at May 31, 2017 and August 31, 2016, the Company held 1,200,000 common shares in Stratex Oil & Gas Holdings, Inc. (“Stratex”). For the year ended August 31, 2016, the Company re-classified a prior impairment of $110,525 from other comprehensive income (loss) to the statement of operations and recorded a further impairment of $9,600 as a result of the Stratex common shares being fair valued at nil.

Market value, August 31, 2015	$9,600
Impairment	(9,600)
Market value, August 31, 2016 and May 31, 2017	$-

8.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

8

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2017	2016	2017	2016
Short term employee benefits (1) (2)	$37,500	$15,000	$110,481	$45,000
Director/Officer stock based compensation (3)	-	615,924	136,291	615,924
	$37,500	$630,924	$246,772	$660,924

The following balances owing to the Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	May 31, 2017	August 31, 2016
Short term employee benefits (1)	$85,000	$40,000
	$85,000	$40,000

(1)	The Company accrues management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month.
(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options (Note 12 e). Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July, August and September of 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.
(3)	On April 1, 2016, the Company granted options to purchase 30,000 common shares to a director. On September 8, 2016 and November 1, 2016, the Company granted options to purchase 180,000 common shares to officers and directors (Note 12 d).

On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive maximum traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, a director of the Company is the President, a director and major shareholder of Torinit.

As at May 31, 2017, the amount of directors’ fees included in trade and other payables was $9,300 (August 31, 2016: $7,100). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due to him of $7,400 into 2,467 units of the Company (Note 9).

As at May 31, 2017, the Company had a promissory note payable to the former President of the Company of $Nil (August 31, 2016: $Nil). As at May 31, 2017, the Company recorded interest on the promissory note of $Nil (August 31, 2016: $496). On February 26, 2016, the former President assigned the promissory note of $10,000 and all interest due in the amount of $113,844 to an arms-length third party. The note was due on demand at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 114,009 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the Company’s Chief Financial Officer converted $38,239 in outstanding debt into 12,746 units in the capital of the Company (Note 9 and 12 b (c)).

During the nine months ended May 31, 2017, Core Energy Enterprises Inc. (“Core”), advanced to the Company $72,000 and US$15,000 which was recorded as an increase in shareholder loans. Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance 274,243 common shares in the capital of the Company to Core. The fair value of the common shares $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The Company’s Chief Financial Officer is a major shareholder, officer and a director of Core (Note 9, 12 b (a)).

9

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

9.	Shareholders’ Loans and Notes Payable

Shareholder Loans

As at May 31, 2017, the Company had shareholders’ loans payable of $84,375 (August 31, 2016: $Nil). Effective November 18, 2015, the Company issued a total of 1,032,998 Units in the capital of the Company pursuant to the terms of the August 30, 2014, debt conversion agreements that contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$8.00 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$6.60
Contractual exercise rate	$10.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at May 31, 2017 and August 31, 2016, the Company had loans payable of $Nil. As at May 31, 2017, the Company recorded interest on the loans payable of $Nil (August 31, 2016: $4,945). The loans were payable on demand with interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 680,068 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations (Note 9 and 12 (b) (a)).

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

The Company entered into a debt settlement agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta for the settlement of debt owed by the Company to 1288131 Alberta Ltd., in the amount of $62,867 (Note 15).

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit was comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units were subject to the terms and conditions of a Lock-up and Leak-out Agreement. The Company removed the Lock-up and Leak-out conditions that were consistent with the DWF Proposed Purchase Price Share issuance subsequent to the DWF settlement.

Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$8.10
Contractual exercise rate	$3.50
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

10

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

10.	Derivative Liabilities

Anti-Dilution Fees

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. On November 30, 2016, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit and accordingly this transaction gave effect to additional units to be issued pursuant to the Adjusted Price. At May 31, 2017, the Company recorded the additional 16,364 units to be issued at the market price of $0.50 per unit or $8,182 as a derivative liability on the consolidated statement of financial position and as anti-dilution fees on the consolidated statement of operations.

Warrants

As at May 31, 2017, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil (May 31, 2016: $281,210). As at May 31, 2017, the Company had derivative liabilities with a fair value of $Nil (August 31, 2016: $Nil). The Company had warrants issued with an exercise price in US dollars which is different from the functional currency of the Company and accordingly the warrants were treated as a financial liability. The fair value movement during the periods were recognized in the profit or loss. The following table sets out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2015	1,305	281,210	-
Warrants expired (Note a)	(1,305)	(281,210)	-
Warrants issued (Note b)	175,000	-	-
As at August 31, 2016	175,000	-	CDN 15.00
Warrants expired (Note b)	(175,000)	-	-
As at May 31, 2017	-	-	-

a)          On September 25, 2015, 1,125 and 180 warrants expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

b)          On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at CDN $15.00 with a cashless exercise option, vesting on October 1, 2016, January 1, 2017, April 1, 2017 and July 1, 2017 and expiring June 21, 2021. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017 the agreement was mutually terminated and no warrants were exercised.

The following table sets out the number of derivative warrant liabilities outstanding as at August 31, 2016:

Number of Warrants	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
175,000	15.00	January 15, 2017	0.13	-

11.	Provisions

Decommissioning Obligations
Balance, August 31, 2015	$11,563
Disposal of 1354166 Alberta, February 29, 2016	(11,563)
Balance, August 31, 2016 and May 31, 2017	$-

The Company’s prior decommissioning obligations resulted from its ownership interests in petroleum and natural gas assets. The decommissioning obligations were based on the Company’s net ownership interest in all wells and estimated costs to reclaim and abandon these wells.

11

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

12.	Share Capital and Reserves

The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The consolidated financial statements have been adjusted to reflect these consolidations accordingly.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2015	377,295	9,997,792
Common shares issued as debt extinguishment (Note 12 b (a))	954,311	6,371,457
Common shares issued as private placement(Note 12 b (b))	50,000	50,000
Common shares issued as anti-dilution provision (Note 12 b (c))	1,032,998	5,034,157
Common shares issued as private placement (Note 12 b (d))	10,000	9,044
Common shares issued as debt extinguishment (Note 12 b (e))	150,519	638,295
Common shares issued on exercise of warrants (Note 12 b (f))	51,868	986,667
Common shares issued as private placement (Note 12 b (g))	23,636	133,271
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement (Note 12 b (h))	7,692	30,233
Balance May 31, 2017	2,658,319	23,250,916

Preferred Shares Issued:

As at May 31, 2017 and August 31, 2016, there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	May 31, 2017		August 31, 2016
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of period	722,572	-	73,786	-
Warrants issued (Note 12 b (c))	-	-	516,499	-
Warrants issued (Note 12 b (d))	-	-	10,000	-
Warrants issued (Note 12 b (e))	-	-	150,519	-
Warrants exercised (Note 12 b (f))	-	-	(51,868)	-
Warrants issued (Note 12 b (g))	-	-	23,636	-
Warrants issued (Note 12 b (h))	7,692	-	-	-
Balance, end of period	730,264	$8.65	722,572	$8.60

(a)          Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations (Note 9).

(b)          Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 50,000 common shares in the capital of the Company at a purchase price of $1.00 per share.

12

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

(c)          Effective November 18, 2015, the Company issued 1,032,998 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$10.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations (Note 9).

(d)          On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 10,000 units in the capital of the Company at a purchase price of $3.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units $30,000 was allocated to common shares $9,044 and the amount allocated to warrants component using a Binomial Lattice model was $20,956.

(e)          On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations.

(f)          During the year ended August 31, 2016, 51,868 common share purchase warrants were exercised at $10.00 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $467,984.

(g)         On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $12.50 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price (Note 10).

The fair value of the units $260,000 was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$13.10
Contractual exercise rate	$12.50
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

(h)          On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

The following table summarizes the outstanding warrants as at May 31, 2017 and August 31, 2016, respectively:

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
538,417	$10.00	August 30, 2017	0.25	2,195,738
160,519	$3.50	March 1, 2019	1.75	603,370
23,636	$12.50	August 31, 2019	2.25	126,729
7,692	$10.00	November 30, 2019	2.50	19,767
730,264			0.92	2,945,604

13

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
538,417	$10.00	August 30, 2017	1.00	2,195,738
160,519	$3.50	March 1, 2019	2.50	603,370
23,636	$12.50	August 31, 2019	3.00	126,729
722,572			1.40	2,935,837

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2017	2016	2017	2016
Weighted average shares outstanding, basic	2,658,319	2,587,984	2,655,784	1,885,639
Weighted average shares outstanding, diluted	3,573,475	3,353,049	3,590,319	2,393,584

At May 31, 2017, there are stock options and common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price
Balance, August 31, 2015	11,000	$25.00
Expired	(2,700)	-
Granted	30,000	-
Balance, August 31, 2016	38,300	$22.80
Granted	200,000	-
Expired	(83,300)	-
Balance, May 31, 2017	155,000	$13.87

The following table is a summary of the Company's stock options outstanding and exercisable as at May 31, 2017 and August 31, 2016, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$12.00	5,000	2.45	November 11, 2019	5,000	-
$15.00	70,000	4.28	September 8, 2021	-	-
$13.00	80,000	4.28	September 8, 2021	80,000	-
	155,000	4.22		85,000	$13.87

14

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$160.00	600	0.50	February 17, 2017	600	-
$160.00	200	0.27	December 8, 2016	200	-
$12.00	5,000	3.20	November 11, 2019	5,000	-
$12.00	2,500	0.27	December 8, 2016	2,500	-
$21.90	30,000	0.27	December 8, 2016	30,000	-
	38,300	4.48		38,300	$22.80

e)	Stock Based Compensation

Employees

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $44,416.

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00per share and expiring on September 8, 2021. Of these options 35,000 vest on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $50,897.

On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company recorded non-cash stock based compensation expense of $40,978.

Non Employees

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $14,805.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$0.80	$0.70
Weighted average risk free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$6.40	$12.90

13.	Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

Non-cash transactions	May 31, 2017 ($)	May 31, 2016 ($)
Stock based compensation (Note 12 e)	151,096	615,924
Units to be issued as anti-dilution provision (Note 10)	8,182	6,896,800
Stock options expired (Note 12 d)	(812,965)	60,143
Derivative warrants expired (Note 10)	-	(281,210)
Units issued as debt extinguishment (Note 12 b (e))	-	1,220,709
Shares issued as debt extinguishment (Note 8 and 9)	-	6,371,457

15

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

14.	Financial Instruments and Concentration of Risks

Financial instruments are measured at fair value on initial recognition of the instrument. The types of risk exposure to the Company’s financial instruments and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations

Concentration risk exists in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand.

The Company’s maximum exposure to credit risk is as follows:

	May 31, 2017 ($)	August 31, 2016 ($)
Cash	5,668	449,983

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without any revenue, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

May 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,324,149	1,324,149	-	-	-
Shareholder loans	176,625	176,625
Total	1,500,774	1,500,774	-	-	-

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The Company operates in Canada and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure. The following assets and liabilities are denominated in US dollars as at the period set out:

	May 31, 2017 ($)	May 31, 2016 ($)
Cash	1,589	1,560
Secured note receivable	65,000	-
Other receivables	-	8,109
Trade and other payables	(41,706)	(110,047)
Net assets (liabilities) denominated in US$	24,883	(100,378)
Net assets (liabilities) CDN dollar equivalent at period end (1)	33,592	(131,495)
(1)	Translated at the exchange rate in effect at May 31, 2017 $1.35 (May 31, 2016 $1.31)

16

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	May 31, 2017		May 31, 2016
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
5%	(2,268)	2,268	(8,613)	8,613
10%	(4,535)	4,535	(17,226)	17,226
15%	(6,803)	6,803	(25,839)	25,839

(ii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

(iii)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, trade and other receivables, trade and other payables, shareholders’ loans, loans payable, provisions and derivative liabilities. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		May 31, 2017		August 31, 2016
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	5,886	5,886	449,983	449,983
Derivative liabilities	1	8,152	8,152	-	-
Loans and receivables:
Secured note receivable	3	87,750	87,750	-	-
Other financial liabilities:
Trade and other payables	3	1,324,149	1,324,149	1,173,231	1,173,231
Shareholder loans	3	176,625	176,625	-	-

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of other receivables, secured note receivable, trade and other payables, loans payable, secured note payable, derivative liabilities and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at Level 3.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

17

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at May 31, 2017 and August 31, 2016, the Company considered its capital structure to be comprised of shareholders’ equity.

15.	Discontinued Operations and Dissolution of Subsidiary

a)	Discontinued Operations, Eagleford Energy, Zavala Inc.

In accordance with the terms of a Secured Note and a General Security Agreement, the Company and Benchmark Enterprises Inc., (“Benchmark”) entered into a Settlement and Exercise of Security Agreement effective August 31, 2015 for the extinguishment of the Secured Note and Interest in the amount of $1,762,328. The Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc. and issued 100,000 common shares of the Company to Benchmark.

As a result the extinguishment of the Note, the Company’s investment in Zavala Inc. had been derecognized from the Company’s Consolidated Financial Statements as at the effective date (August 31, 2015) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

The following table presents the consolidated statements of operations of Zavala Inc., for the period set out:

Nine Months Ended May 31, 2016
Expenses
General and administrative	$3,902
Loss from discontinued operations	(3,902)
Comprehensive loss from discontinued operations	$(3,902)
Loss per share from discontinued operations, basic	$(0.00)

The following table presents the consolidated statements of cash flows of Zavala Inc. for the period set out:

Nine Months Ended
May 31, 2016
Cash used in
Operating activities
Net loss from discontinued operations	$(3,902)
Cash used in operating activities, discontinued operations	(3,902)
Net cash used in discontinued operations	$(3,902)

b)	Discontinued operations of 1354166 Alberta Ltd.

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867. As a result the extinguishment of the debt, the Company’s investment in 1354166 Alberta had been derecognized from the Company’s consolidated financial statements as at the effective date (February 29, 2016) and presented as discontinued operations on the consolidated statements of operations and the consolidated statements of cash flows. Upon the disposition of 1354166 Alberta the Company recognized a gain in the amount of $68,489. The following table presents the statements of operations of 1354166 Alberta for the period set out:

Nine Months Ended	May 31, 2016
Revenue
Natural gas sales	$13,998
Expenses
Operating costs	5,170
General and administrative	97
(5,267)
Net income from discontinued operations	$8,731
Earnings per share from discontinued operations, basic and diluted	$0.00

18

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

The following table presents the statements of cash flows of 1354166 Alberta for the period set out:

Nine Months Ended	May 31, 2016
Cash provided by
Operating activities
Net income from discontinued operations	$8,731
Items not involving cash
Net changes in non-cash working capital
Accounts receivable	4,955
Accounts payable	14
Cash provided by operating activities, discontinued operations	13,700
Net cash provided by discontinued operations	$13,700

The following table presents the effect of the disposal of 1354166 Alberta on the Consolidated Statement of Financial Position of the Company at the effective date:

February 29, 2016
Cash	$2,564
Accounts Receivable	3,391
Accounts payable	(14)
Provisions	(11,563)
Net assets and liabilities of 1354166 Alberta	$(5,622)

Dissolution of Subsidiary, Dyami Energy LLC

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and, effective April 3, 2014, Dyami Energy was dissolved. The Company’s investment in Dyami Energy had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations related to Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 expired and had been recorded as a gain on de-recognition of financial liabilities in the unaudited interim condensed consolidated statements of operations.

16.	Correction of Prior Period Errors and Adjustments

Prior Period Errors

a)           Following a settlement entered into regarding an asset acquisition entered effective February 29, 2016, the Company then determined it was required to correct a prior period error for accounting purposes under IAS 8 as discussed below.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 1,250,000 common shares and 575,000 Series A preferred shares of the Company to the Vendor (the “Transaction”). On this basis the proposed Series A preferred shares would be convertible into units of the Company with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of the Company for $3.50 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Proposed Purchase Price Shares”).

The essential components of the proposed Acquired Assets were an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com (the “DWF Technology”). The fair value of the Transaction was estimated at $9,530,250 and was to be paid through the issuance of the Proposed Purchase Price Shares. The purchase price allocation to the fair value of the assets recorded as at February 29, 2016 was as follows:

Consideration:
Fair Value of Issuance of 1,250,000 common shares	$5,071,125
Fair Value of Issuance of 575,000 Series A preferred shares	4,459,125
Total consideration	$9,530,250
Allocated to:
Intangible assets-technology	$9,530,250
Transaction Costs:
Financial advisory, legal and other expenses	$30,550

19

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

Subsequent to February 29, 2016, the Company management came to the conclusion that certain representations and warranties made by the Vendor pursuant to the DWF Agreement were conceivably deficient and would not survive the one year period of Indemnification. Management contends that if the Company had this information as at February 29, 2016, management would not have likely completed the transaction and the Proposed Purchase Price Shares would not have been issued. On November 24, 2016, the Company advanced a Notice of Claim to the Vendor under the DWF Agreement.

On December 22, 2016, it was agreed that all disputed matters contained in the DWF Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares paid back to the Company such that best efforts were made so that each party be in the same or similar position it was as at February 29, 2016 had the Transaction not occurred.

The Settlement Agreement closed effective January 20, 2017, when the Vendor returned to the Company the Proposed Purchase Price Shares comprised of 1,250,000 common shares and 575,000 Series A preferred shares previously issued to the Vendor and a full and final release in favor of the Company in respect of all obligations under the DWF Agreement. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites (Notes A, B, C.

b)            During the year ended August 31, 2016, the Company corrected the accounting for prior period errors as noted below. As a result certain amounts have been re-stated from 2015 and 2014 to reflect these changes. The previously issued audited consolidated financial statements for the year ended August 31, 2015 and 2014 and the unaudited interim condensed consolidated financial statements for the quarters ending November 30, 2014, February 28, 2015 and May 31, 2015 (the “Affected Statements”) have not been restated. The Company has restated the opening statement of financial position at September 1, 2014 and the audited consolidated financial statements for the year ended August 31, 2015. Readers of the Affected Statements are advised that they should be read in conjunction with audited consolidated financial statements. The prior period error is described as follows:

The Company had warrants with a US strike price that expired and the fair value was measured using the Black-Scholes option pricing model was previously recorded as an increase to contributed surplus. The expiry of the derivative liabilities should have been treated as an expiry of the liabilities in accordance with IAS39 and recognized as gain on expiry of the derivative liabilities on the consolidated statement of operations.

Adjustments

a)            For the year ended August 31, 2016, the Company made adjustments to the fair value recorded for certain equity instruments used to settled debt and to satisfy anti-dilution provisions of certain debt conversion agreements.

The correction of the Prior Period Errors and Adjustments are described in detail as follows:

Unaudited Interim Condensed Consolidated Statements of Financial Position as at May 31, 2016

	As Previously Reported	Impact of Prior Period Error Restatement	Notes	As Restated
Intangible assets	9,530,250	(9,530,250)	A	-
Common shares	(27,413,109)	4,549,009	B, D, F, G	(22,864,100)
Preferred shares	(4,459,125)	4,459,125	C	-
Share purchase warrants	(4,429,258)	1,476,838	F, G	(2,952,420)
Contributed surplus	(4,170,458)	2,248,715	E	(1,921,743)
Accumulated deficit	31,675,662	3,203,437	D, E, F	28,472,225
Shareholders’ equity	(9,624,622)	9,530,250	H	(94,372)

Notes

A)	The Company recorded a Prior Period Error of $9,530,250 as an increase to intangible assets on the consolidated statements of financial position for the period ended May 31, 2016.
B)	The Company recorded a Prior Period Error of $5,071,125 as an increase to common shares on the consolidated statements of financial position for the period ended May 31, 2016.
C)	The Company recorded a Prior Period Error of $4,459,125 as an increase to preferred shares on the consolidated statements of financial position for the period ended May 31, 2016.
D)	As a result of the Prior Period Error, the Company reallocated legal fees of $30,550 from common shares and increased accumulated deficit by $30,550 on the consolidated statements of financial position for the period ended May 31, 2016.

20

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

E)	On September 25, 2015, 1,305 warrants expired having a fair value of $281,210. During the fiscal year ended August 31, 2015, 6,134 warrants expired having a fair value of $1,258,206. During the fiscal year ended August 31, 2014, 1,709 warrants expired having a fair value of $709,299. The fair value of the warrants that expired were previously recorded as an increase to contributed surplus. The expiry of the derivative liabilities should have been treated as an expiry of the liabilities in accordance with IAS39 and recognized as gain on expiry of the derivative liabilities on the consolidated statement of operations. For the nine month period ended May 31, 2016, the Company recorded a gain on expiry of the warrants in the amount of $281,210 on the consolidated statements of operations and a decrease in contributed surplus.
F)	During the nine months ended May 31, 2016, the Company issued 1,032,998 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. The fair value of the units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was loss on settlement of debt in the statement of operations. At August 31, 2016, the Company adjusted the fair value of the units to $6,896,800 and accordingly the net loss on the consolidated statement of operations decreased by $985,272, common share purchase warrants decreased by $1,476,448 and common shares increased by $491,176.
G)	During the nine months ended May 31, 2016, the Company completed a private placement of 10,000 for gross proceeds of $30,000 and issued 10,000 units in the capital of the Company. The fair value of the units $30,000 was allocated to common shares of $8,654 and the amount allocated to warrants was $20,566. At August 31, 2016, the Company adjusted the fair values and $9,044 was allocated to common shares and $20,956 was allocated to warrants resulting in a $390 difference.
H)	As a result of the Prior Period Errors and Adjustments noted above the Company’s shareholders’ equity decreased by $9,530,250 to $94,372.

Unaudited Interim Condensed Consolidated Statements of Operations

	Three months ended May 31, 2016				Nine months ended May 31, 2016
	As Previously Reported	Impact of Prior Period Errors and Adjustments Restatement	As Restated	Notes	As Previously Reported	Impact of Prior Period Errors and Adjustments Restatement	As Restated
General and administrative, legal fees	99,816	2,350	102,166	A	239,578	30,550	270,128
Gain on expiry of derivative liabilities	-	-	-	B	-	(281,210)	(281,210)
Loss on settlement of debt	-	-	-	C	13,474,507	(985,272)	12,489,235
Net loss from continuing operations	(852,752)	(2,350)	(855,102)	D	(13,657,327)	1,235,932	(12,421,395)
Net loss	(852,752)	(2,350)	(855,102)	D	(13,652,498)	1,235,932	(12,416,566)
Net loss and comprehensive loss	(852,752)	(2,350)	(855,102)	D	(12,689,220)	1,235,932	(12,306,041)

Loss per share, basic - continuing operations	$(0.222)	$(0.108)	$(0.330)	E	$(5.912)	$(0.675)	$(6.587)
Weighted average shares outstanding, basic	3,837,984	(1,250,000)	2,587,984	F	2,309,909	(424,270)	1,885,639

Notes

A)	As a result of the Prior Period Error, the Company reallocated legal fees of $2,350 for the three months and $30,550 for the nine months ended May 31, 2016 as an increase to general and administrative costs on the consolidated statements of operations.
B)	On September 25, 2015, 1,305 warrants expired having a fair value of $281,210. For the nine months ended May 31, 2016, the Company recorded a gain on expiry of the warrants in the amount of $281,210 on the consolidated statements of operations.
C)	During the nine months ended May 31, 2016, the Company issued 1,032,998 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. The fair value of the units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was loss on settlement of debt in the statement of operations. At August 31, 2016, the Company adjusted the fair value of the units to $6,896,800 and accordingly the net loss on the consolidated statement of operations decreased by $985,272, common share purchase warrants were decreased by $1,476,448 and common shares increased by $491,176.
D)	As a result of the Prior Period Errors and Adjustments the Company recorded a corresponding increase of $2,350 in net loss from continuing operations, net loss and net loss and comprehensive loss for the three month period and a decrease of $1,235,932 in net loss from continuing operations, net loss and net loss and comprehensive loss on the consolidated statements of operations for the nine month period ended May 31, 2016.
E)	As a result of the above noted changes to net loss, the Company recorded an increase in net loss per share for the three months ended May 31, 2016 of $0.108 and an increase in net loss per share for the nine months ended May 31, 2016 of $0.675.
F)	Weighted average shares were reduced for each period as set out above.

Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended May 31, 2016	As Previously Reported	Impact of Prior Period Errors and Adjustments Restatement	Note	As Restated
Net loss from continuing operations	(13,657,327)	1,235,932	A	(12,421,395)
Gain on expiry of derivative liabilities	-	(281,210)	A	(281,210)
Loss on settlement of debt	13,474,507	(985,272)	A	12,489,235

21

Notes to Interim Condensed Consolidated Financial Statements For the Three and Nine Months Ended May 31, 2017 and 2016
(Expressed In Canadian Dollars) (Unaudited)

Note

A)	As a result of the Prior Period Errors and Adjustments noted above, the Company reallocated legal fees of $30,550 as an increase to general and administrative costs, recorded a gain on expiry of warrants in the amount of $281,210 and recorded a decrease in loss on settlement of debt of $985,272 on the consolidated statement of cash flows for the nine months ended May 31, 2016.

17.	Subsequent Events

Subsequent to May 31, 2017, shareholders of the Company advanced US$15,000 to the Company.

22

ITEM 2

(Formerly: Intelligent Content Enterprises Inc.)

Management’s Discussion and Analysis

For the Three and Nine Months Ended

May 31, 2017

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Novicius Corp., (formerly: Intelligent Content Enterprises Inc.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

The Company's registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares are widely held and trade on the OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol NVS.

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2017 and 2016, include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc., incorporated in the Province of Ontario on February 29, 2016 (“DoubleTap”).

All Intercompany balances and transactions have been eliminated on consolidation. Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 and Dyami Energy LLC., a Texas company (“Dyami Energy”) was dissolved effective April 3, 2014 (see Note 15 to the Unaudited Interim Condensed Consolidated Financial Statements).

The following Management’s Discussion and Analysis of Novicius should be read in conjunction with the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2017 and notes thereto. This Management’s Discussion and Analysis is dated June 22, 2017, and has been approved by the Board of Directors of the Company.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2017, were prepared using the same accounting policies and methods of computation as those described in our Consolidated Financial Statements for the year ended August 31, 2016. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2017, could result in restatement of the Unaudited Interim Condensed Consolidated Financial Statements. The Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended August 31, 2016. All amounts herein are presented in Canadian dollars, unless otherwise noted.

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

OVERALL PERFORMANCE

During the nine months ended May 31, 2016, the Company recorded advertising revenue of $4,508 compared to $Nil for the same nine month period in 2016. Net loss from continuing operations for the nine months ended May 31, 2017, was $897,983, compared to a net loss of $12,421,395 for the nine months ended May 31, 2016. During the nine months ended May 31, 2017, the Company recorded a loss on settlement of debt in the amount of $Nil compared to $12,489,235 for nine month period ended May 31, 2016. During the nine month period ended May 31, 2017, the Company incurred stock based compensation expense totaling $151,096 compared to $615,924 for the nine month period ended May 31, 2016. During the nine month period in 2017, the Company experienced an increase of $201,027 to $292,727 in research, content development and technology support compared to $91,700 in 2016 and an increase in general and administrative costs of $127,325 to $397,453 compared to $270,128 for the nine month period ended May 31, 2016. During the nine month period in 2017, the Company recorded a gain on de-recognition of financial liabilities of $Nil compared to $893,990 in 2016 and a gain on expiry of derivative warrants in the amount of $Nil compared to $281,210 during the comparable period in 2016.

On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”). On October 12, 2016, the Company advanced US$65,000 ($87,750 at May 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At this time, no determination can be made with respect to the outcome of the Company’s demand for repayment of the Secured Note.

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital and shareholders’ loans.

RISK AND UNCERTAINTIES

There have been no material changes during the nine months ended May 31, 2017, to the risks and uncertainties as identified in the Management Discussion and Analysis and the Annual Report on Form 20F for the year ended August 31, 2016.

The following table illustrates the contractual maturities of financial liabilities:

May 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,324,149	1,324,149	-	-	-
Shareholder loans	176,625	176,625
Total	1,500,774	1,500,774	-	-	-

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

3

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at May 31, 2017 and August 31, 2016, the Company considered its capital structure to be comprised of shareholders’ deficiency.

RESULTS OF OPERATIONS-CONTINUING OPERATIONS

Advertising Revenue

For the three months ended May 31, 2017, the Company recorded advertising revenue of $4,508 compared to $Nil for the same three month period in 2016.

For the nine months ended May 31, 2017, the Company recorded advertising revenue of $4,508 compared to $Nil for the same nine month period in 2016.

Research, Content Development and Technology Support

For the three months ended May 31, 2017, the Company incurred research, content development and technology support costs of $56,733 compared to $91,700 in the prior comparable period in 2016.

For the nine months ended May 31, 2017, the Company incurred research, content development and technology support costs of $292,727 compared to $91,700 in the prior comparable period in 2016. The increase in research, content development and technology support costs during the 2017 periods relate to the change in the business direction of the Company into technology.

Hosting, Advertising and Technology Services

For the three months ended May 31, 2017, the Company incurred hosting and technology costs of $36,218 compared to $43,382 for the same three month period in 2016.

For the nine months ended May 31, 2017, the Company incurred hosting and technology costs of $51,279 compared to $43,382 for the same nine month period in 2016. The fluctuations in hosting and technology costs are related to the activity and timing of third party services contracted.

General and Administrative Expenses	For the Three Months Ended		For the Nine Months Ended
	May 31,		May 31,
	2017	2016	2017	2016
Professional fees	$40,462	$38,076	$128,059	$77,174
Head office costs	24,795	25,500	76,035	76,500
Management fees	15,000	15,000	45,000	45,000
Transfer and registrar costs	4,723	1,074	17,152	4,546
Shareholders information	29,402	20,050	60,017	61,560
Rent	-	-	19,912	-
Office and general costs	2,117	2,466	10,558	4,148
Travel	1,831	-	2,920	-
Consulting fees	-	-	30,000	-
Directors fees	1,500	-	7,800	1,200
Total	$119,830	$102,166	$397,453	$270,128

General and administrative expenses for the three months ended May 31, 2017, were $17,664 higher at $119,830 compared to $102,166 for the three months ended May 31, 2016. The increase in expenses during 2017, was primarily attributed to an increase in shareholders information costs of $9,352 to $29,402 compared to $20,050 for the same three month period in 2016 and an increase in transfer and registrar costs of $3,649 to $4,723 compared to $1,074 for the three months ending May 31, 2016.

4

General and administrative expenses for the nine months ended May 31, 2017, were $127,325 higher at $397,453 compared to $270,128 for the nine months ended May 31, 2016. The increase in expenses during 2017, was primarily attributed to an increase in professional fees of $50,885 to $128,059 compared to $77,174 for the same nine month period in 2016, an increase in consulting fees of $30,000 compared to $Nil in 2016, an increase of $19,912 in rent compared to $Nil during the same nine month period in 2016. In addition, transfer and registrar costs increased by $12,606 to $17,152 compared to $4,546 for the same nine month period in 2016.

Loss on Foreign Exchange

For the three months ended May 31, 2017, the Company recorded a loss on foreign exchange of $66 compared to a loss on foreign exchange of $1,930 for the same three month period in 2016.

For the nine months ended May 31, 2017, the Company recorded a loss on foreign exchange of $1,754 compared to a loss on foreign exchange of $21,779 for the same nine month period in 2016.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Stock Based Compensation

Employees

For the three months ended May 31, 2017, the Company recorded stock based compensation of $Nil compared to $615,924 for the same three month period in 2016.

For the nine months ended May 31, 2017, the Company recorded stock based compensation of $136,291 compared to $615,924 for the same nine month period in 2016.

On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017, to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company recorded non-cash stock based compensation expense of $40,978.

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $44,416.

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options 35,000 vest on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $50,897.

On April 1 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director. These options were exercisable at $21.90 per share and expired on December 8, 2016. The Company had recorded non-cash stock based compensation expense of $615,924.

Non Employees

For the three months ended May 31, 2017, the Company recorded stock based compensation for non-employees of $Nil compared to $Nil for the same three month period in 2016.

For the nine months ended May 31, 2017, the Company recorded stock based compensation for non-employees of $14,805 compared to $Nil for the same nine month period in 2016.

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $14,805.

Anti-Dilution Fees

For the three months ended May 31, 2017, the Company recorded anti-dilution fees of $(9,818) compared to $Nil for the same period in 2016.

For the nine months ended May 31, 2017, the Company recorded anti-dilution fees of $8,182 compared to $Nil for the same period in 2016.

5

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. On November 30, 2016, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit and accordingly this transaction gave effect to additional units to be issued pursuant to the Adjusted Price. At May 31, 2017, the Company recorded the additional 16,364 units to be issued at the market price of $0.50 per unit or $8,182 as a derivative liability on the statement of financial position and as anti-dilution fees on the consolidated statements of operations.

Interest Expense

For the three months ended May 31, 2017, the Company incurred interest costs of $Nil versus interest costs of $Nil for the three months ended May 31, 2016.

For the nine months ended May 31, 2017, the Company incurred interest costs of $Nil versus interest costs of $12,812 for the nine months ended May 31, 2016.

The decrease in interest costs during the May 31, 2017 periods, was primarily attributed to the reduction of loans and shareholder loans payable.

Gain on Expiry of Derivative Liabilities

For the three months ended May 31, 2017, the Company recorded again on expiry of derivative liabilities of $Nil compared to a gain of $Nil for the three months ended May 31, 2016.

For the nine months ended May 31, 2017, the Company recorded again on expiry of derivative liabilities of $Nil compared to a gain of $281,210 for the nine months ended May 31, 2016.

On September 25, 2015, 1,305 warrants expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

Loss on Settlement of Debt

For the three months ended May 31, 2017, the Company recorded a loss on settlement of debt in the amount of $Nil compared to $Nil for the same three month period in 2016.

For the nine months ended May 31, 2017, the Company recorded a loss on settlement of debt in the amount of $Nil compared to $12,489,235 for the same nine month period in 2016.

The primary factors attributable to the loss on settlement of debt in 2016 was as follows: Effective November 18, 2015, the Company issued 1,032,998 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$10.00 until August 30, 2017. The fair value of the units $6,896,800 was recognized as a loss on settlement of debt in the statement of operations; and effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt in the statement of operations.

Impairment Loss on Marketable Securities

For the three months ended May 31, 2017, the Company recorded an impairment loss on marketable securities in the amount of $Nil compared to $Nil for the same three month period in 2016.

For the nine months ended May 31, 2017, the Company recorded an impairment loss on marketable securities in the amount of $Nil compared to $120,124 for the same nine month period in 2016.

The Company holds 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. The Company re-classified the comprehensive loss of $110,525 to the statement of operations and recorded a further impairment of $9,599 during the six month period ended May 31, 2016.

Gain on disposal of subsidiary

For the three months ended May 31, 2017, the Company recorded a gain on disposal of subsidiary in the amount of $Nil compared to $Nil for the three months ended May 31, 2016.

6

For the nine months ended May 31, 2017, the Company recorded a gain on disposal of subsidiary in the amount of $Nil compared to $68,489 for the nine months ended May 31, 2016.

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta, effective May 31, 2016, and disposed of its interest in 1354166 Alberta for the settlement of debt owed to 1288131 Alberta Ltd., in the amount of $62,867. The net assets and liabilities of 1354166 Alberta upon disposal were $(5,622) resulting in a gain of $68,489.

Gain on De-Recognition of Financial Liabilities

For the three months ended May 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $Nil compared to $893,990 for the same three month period in 2016.

For the nine months ended May 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $Nil compared to $Nil for the same three month period in 2016.

Effective April 3, 2014, Dyami Energy’s charter was dissolved by the Secretary of State, Texas. Accordingly, the Company’s investment in Dyami Energy had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations related to Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 expired and were recorded as a gain on de-recognition of financial liabilities in the in the consolidated statements of operations as at May 31, 2016.

Net Loss from Continuing Operations

Net loss from continuing operations for the three months ended May 31, 2017, was $198,521 compared to a net loss of $855,102 for the three months ended May 31, 2016. The primary factors relating to the decrease in net loss from continuing operations during the three months ended May 31, 2017, were stock based compensation of $Nil compared to $615,924 in the same three month period in 2016 and a decrease of $34,967 to $56,733 in research, content development and technology support compared to $91,700 for the same three month period in 2016.

Net loss from continuing operations for the nine months ended May 31, 2017, was $897,983 compared to a net loss of $12,421,395 for the nine months ended May 31, 2016. The significant decrease in net loss for the nine months ended May 31, 2017 was primarily related to a reduction in loss on settlement of debt in the amount of $12,489,235 to $Nil compared to the same nine month period in 2016. For the nine months ended May 31, 2017, the Company recorded a reduction in stock based compensation of $479,633 to $136,291 compared to $615,924 in 2016. For the nine months ended May 31, 2017, the Company incurred research, content development and technology support costs of $292,727 compared to $91,700 in the prior comparable period in 2016. For the nine months ended May 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $Nil compared to $893,990 for the same nine month period in 2016. During the nine month period in 2017, the Company recorded a gain on disposal of subsidiary in the amount of $Nil compared to $68,489 in 2016 and a gain on expiry of derivative warrants in the amount of $Nil compared to $281,210 during the comparable nine month period in 2016.

Net Income from Discontinued Operations Net of Tax

Net income from discontinued operations net of tax for the three months ended May 31, 2017, was $Nil compared to net income from discontinued operations net of tax of $Nil for the three months ended May 31, 2016.

Net income from discontinued operations net of tax for the nine months ended May 31, 2017, was $Nil compared to net income from discontinued operations net of tax of $4,829 for the nine months ended May 31, 2016. The tables below for 154166 Alberta and Zavala Inc., set out the net income from discontinued operations.

The following table presents the statements of operations of 1354166 Alberta for the period set out:

Nine Months Ended May 31, 2016
Revenue
Natural gas sales	$13,998
Expenses
Operating costs	5,170
General and administrative	97
(5,267)
Net income from discontinued operations	$8,731
Earnings per share from discontinued operations, basic and diluted	$0.00

The Company entered into a Share Purchase and Debt Settlement Agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta. As a result, the Company’s investment in 1354166 Alberta had been derecognized from the Company’s consolidated financial statements as at the effective date (February 29, 2016) and presented as discontinued operations on the consolidated statements of operations and the consolidated statements of cash flows. Upon the disposition of 1354166 Alberta the Company recognized a gain in the amount of $68,489.

7

The following table presents the consolidated statements of operations of Zavala Inc., for the period set out:

Nine Months Ended May 31, 2016
Expenses
General and administrative	$3,902
Loss from discontinued operations	(3,902)
Comprehensive loss from discontinued operations	$(3,902)
Loss per share from discontinued operations, basic	$(0.00)

At August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc. Accordingly, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and subsequently presented as discontinued operations on the consolidated statements of operations.

Net Loss

Net loss for the three months ended May 31, 2017, was $198,521 compared to a net loss of $855,102 for the three months ended May 31, 2016. The primary factors relating to the decrease in net loss from continuing operations during the three months ended May 31, 2017, were stock based compensation of $Nil compared to $615,924 in the same three month period in 2016and a decrease of $34,967 to $56,733 in research, content development and technology support compared to $91,700 for the same three month period in 2016.

Net loss for the nine months ended May 31, 2017, was $897,983 compared to a net loss of $12,416,566 for the nine months ended May 31, 2016. The significant decrease in net loss for the nine months ended May 31, 2017 was primarily related to a reduction in loss on settlement of debt in the amount of $12,489,235 to $Nil compared to the same nine month period in 2016. For the nine months ended May 31, 2017, the Company recorded a reduction in stock based compensation of $479,633 to $136,291 compared to $615,924 in 2016. For the nine months ended May 31, 2017, the Company incurred research, content development and technology support costs of $292,727 compared to $91,700 in the prior comparable period in 2016. For the nine months ended May 31, 2017, the Company recorded a gain on de-recognition of financial liabilities in the amount of $Nil compared to $893,990 for the same nine month period in 2016. During the nine month period in 2017, the Company recorded a gain on disposal of subsidiary in the amount of $Nil compared to $68,489 in 2016 and a gain on expiry of derivative warrants in the amount of $Nil compared to $281,210 during the comparable nine month period in 2016.

Other Comprehensive Income to be Re-classified to Operations

Impairment Loss on Marketable Securities

For the nine months ended May 31, 2016, the Company reclassified an impairment loss on marketable securities of $110,525 from other comprehensive income to an impairment loss on marketable securities on the consolidated statement of operations.

Total Other Comprehensive Income

Total other comprehensive income for the three months ended May 31, 2017 was $Nil compared to $Nil for the three months ended May 31, 2016.

Total other comprehensive income for the nine months ended May 31, 2017 was $Nil compared to $110,525 for the nine months ended May 31, 2016.

Net Loss from Operations and Other Comprehensive Loss

Net loss from operations and other comprehensive loss for the three months ended May 31, 2017 was $198,521 compared to a net loss from operations and other comprehensive loss of $855,102 for the three months ended May 31, 2016.

Net loss from operations and other comprehensive loss for the nine months ended May 31, 2017 was $897,983 compared to a net loss from operations and other comprehensive loss of $12,306,041 for the nine months ended May 31, 2016.

Earnings (Loss) per Share, Basic

Basic loss per share from continuing operations for the three months ended May 31, 2017 was $0.075 compared to basic loss per share of $0.330 for the same three month period in 2016. Basic loss per share from continuing operations for the nine months ended May 31, 2017 was $0.338 compared to basic loss per share of $6.587 for the same nine month period in 2016.

Basic income per share from discontinued operations for the three and nine months ended May 31, 2017 was $Nil compared to basic income per share of $Nil for the same three month period in 2016. Basic income per share from discontinued operations for the nine months ended May 31, 2017 was $Nil compared to basic income per share of $0.003 for the same nine month period in 2016.

8

Total Loss per Share, Basic

Total basic loss per share for the three months ended May 31, 2017 was $0.075 compared to total basic loss per share of $0.330 for the same three month period in 2016. Total basic loss per share for the nine months ended May 31, 2017 was $0.338 compared to total basic loss per share of $6.584 for the same nine month period in 2016.

Earnings (Loss) per Share, Diluted

Diluted loss per share from continuing operations for the three months ended May 31, 2017 was $0.075 compared to diluted loss per share of $0.330 for the same three month period in 2016. Diluted loss per share from continuing operations for the nine months ended May 31, 2017 was $0.338 compared to diluted loss per share of $6.587 for the same nine month period in 2016.

Diluted loss per share from discontinued operations for the three months ended May 31, 2017 was $Nil compared to diluted loss per share of $Nil for the same three month period in 2016. Diluted loss per share from discontinued operations for the nine months ended May 31, 2017 was $Nil compared to diluted loss per share of $0.002 for the same nine month period in 2016.

Total Loss per Share, Diluted

Total diluted loss per share for the three months ended May 31, 2017 was $0.075 compared to total diluted loss per share of $0.330 for the same three month period in 2016. Total diluted loss per share for the nine months ended May 31, 2017 was $0.338 compared to total diluted loss per share of $6.585 for the same nine month period in 2016.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results for the periods set out.

	2017	2017	2016	2016
For the quarter ending	May 31	February 28	November	August 31
Net loss for the period	(198,521)	$(81,215)	$(618,247)	$(1,118,309)
Loss per share, basic	$(0.075)	$(0.03)	$(0.23)	$(0.43)

During ended May 31, 2017, the Company incurred general and administrative expenditures of $119,830. During the quarter ended February 28, 2017, the Company recorded research, content development and technology support costs of $63,641. During the quarter ended November 30, 2016, the Company recorded anti-dilution fees of $104,727. During the quarter ended August 31, 2016, the Company reversed a previously recorded gain on de-recognition financial liabilities for prior obligations of Dyami Energy in the amount of $893,990. During the first quarter ended August 31, 2016, the Company recorded general and administrative expenditures of $148,078 and research, content development and technology support costs of $68,819.

	2016	2016	2015	2015
For the quarter ending	May 31	February 29	November 30	August 31
Net income (loss) for the period	$(855,102)	$(525,664)	$(11,040,629)	$4,250,165
Earnings (loss) per share, basic	$(0.33)	$(0.22)	$(17.10)	$11.51
Earnings (loss) per share, diluted	$(0.33)	$(0.22)	$(17.10)	$11.16

During the quarter ended May 31, 2016, the Company recorded stock based compensation expense of $615,924. For the quarter ended February 29, 2016, the Company recorded a gain on settlement of debt in the amount of $285,721. For the three months ended November 30, 2015 the Company a loss on settlement of debt in the amount of $12,005,804 and a gain on expiry of derivative warrants in the amount of $281,210 and a gain on de-recognition financial liabilities for prior obligations of Dyami Energy in the amount of $893,990. For the three month period ended August 31, 2015, the Company recorded gain on derivative liabilities of $2,653,591, a gain on expiry of derivative liabilities of $722,664 and a gain on disposal of subsidiary of $615,881.

CAPITAL EXPENDITURES

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”). On October 12, 2016, the Company advanced US$65,000 ($87,750 at May 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At this time, no determination can be made with respect to the outcome of the Company’s demand for repayment of the Secured Note.

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit.

9

FINANCING ACTIVITIES

During the nine months ended May 31, 2017, the Company received shareholder loans of $176,625 and completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of May 31, 2017, was $5,668 (August 31, 2016: $449,983). During the nine months ended May 31, 2017, the Company completed a private placement for gross proceeds of $50,000 and received shareholder loans of $176,625.

For the nine months ended May 31, 2017, the primary use of funds was related to administrative expenses and the US$65,000 advance to Catch Star. The Company’s working capital deficiency at May 31, 2017 was $1,387,536 (August 31, 2016: $690,649).

Our current assets of $121,420 as at May 31, 2017 ($482,582 as of August 31, 2016) include the following items: cash $5,668 ($449,983 as of August 31, 2016), other receivables $28,002 ($14,800 as of August 31, 2016), secured note receivable $87,750 ($Nil as of August 31, 2016) and prepaid expenses and deposits of $Nil ($17,799 as of August 31, 2016).

Our current liabilities of $1,508,956 as of May 31, 2017 ($1,173,231 as of August 31, 2016) include the following items: trade and other payables $1,324,149 ($1,173,231 as of August 31, 2016); derivative liabilities of $8,182 ($Nil as of August 31, 2016); and shareholder loans of $176,625 ($Nil as of August 31, 2016).

Management of the Company recognizes that cash flow from operations is not sufficient to meet its working capital requirements or fund additional opportunities or ventures of merit. The Company has liquidity risk which necessitates the Company to obtain debt financing or raise additional equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations. If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

The Company anticipates further expenditures to expand its current business plan. Amounts expended on future opportunities and ventures of merit is dependent on the nature of the opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

SHAREHOLDERS’ LOANS AND NOTES PAYABLE

Shareholder Loans

As at May 31, 2017, the Company had shareholders’ loans payable of $84,375 (August 31, 2016: $Nil). Effective November 18, 2015, the Company issued a total of 1,032,998 Units in the capital of the Company pursuant to the terms of the August 30, 2014, debt conversion agreements that contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$8.00 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$6.60
Contractual exercise rate	$10.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

10

Loans Payable

As at May 31, 2017 and August 31, 2016, the Company had loans payable of $Nil. As at May 31, 2017, the Company recorded interest on the loans payable of $Nil (August 31, 2016: $4,945). The loans were payable on demand with interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 680,068 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations.

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

The Company entered into a debt settlement agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta for the settlement of debt owed by the Company to 1288131 Alberta Ltd., in the amount of $62,867.

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit was comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units were subject to the terms and conditions of a Lock-up and Leak-out Agreement. The Company removed the Lock-up and Leak-out conditions that were consistent with the DWF Proposed Purchase Price Share issuance subsequent to the DWF settlement.

Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$8.10
Contractual exercise rate	$3.50
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

DERIVATIVE LIABILITIES

Anti-Dilution Fees

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. On November 30, 2016, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit and accordingly this transaction gave effect to additional units to be issued pursuant to the Adjusted Price. At May 31, 2017, the Company recorded the additional 16,364 units to be issued at the market price of $0.50 per unit or $8,182 as a derivative liability on the consolidated statement of financial position and as anti-dilution fees on the consolidated statement of operations.

Warrants

As at May 31, 2017, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil (May 31, 2016: $281,210). As at May 31, 2017, the Company had derivative liabilities with a fair value of $Nil (August 31, 2016: $Nil). The Company had warrants issued with an exercise price in US dollars which is different from the functional currency of the Company and accordingly the warrants were treated as a financial liability. The fair value movement during the periods were recognized in the profit or loss. The following table sets out the changes in derivative warrant liabilities during the respective periods.

11

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2015	1,305	281,210	-
Warrants expired (Note a)	(1,305)	(281,210)	-
Warrants issued (Note b)	175,000	-	-
As at August 31, 2016	175,000	-	CDN 15.00
Warrants expired (Note b)	(175,000)	-	-
As at May 31, 2017	-	-	-

a)           On September 25, 2015, 1,125 and 180 warrants expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

b)           On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at CDN $15.00 with a cashless exercise option, vesting on October 1, 2016, January 1, 2017, April 1, 2017 and July 1, 2017 and expiring June 21, 2021. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017 the agreement was mutually terminated and no warrants were exercised.

The following table sets out the number of derivative warrant liabilities outstanding as at August 31, 2016:

Number of Warrants	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
175,000	15.00	January 15, 2017	0.13	-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officers monitor the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

	Three Months Ended			Nine Months Ended
May 31, 2017	$ Canada	$ United States	$ Total	$ Canada	$ United States	$ Total
Net revenue	4,508	-	4,508	4,508	-	4,508
Net loss, continuing operations	(198,521)	-	(198,521)	(897,983)	-	(897,983)
Net loss	(198,521)	-	(198,521)	(897,983)	-	(897,983)

May 31, 2016	$ Canada	$ United States	$ Total	$ Canada	$ United States	$ Total
Net loss, continuing operations	(855,102)	-	(855,102)	(12,421,395)	-	(12,421,395)
Net income, discontinued operations	-	-	-	-	4,829	4,829
Net loss	(855,102)	-	(855,102)	(12,421,395)	4,829	(12,416,566)

As at May 31 2017	$ Canada	$ United States	$ Total
Total Assets	121,420	-	121,420
Total Liabilities	(1,508,956)	-	(1,508,956)

As at August 31, 2016	$ Canada	$ United States	$ Total
Total Assets	482,582	-	482,582
Total Liabilities	(1,173,231)	-	(1,173,231)

As at May 31, 2016	$ Canada	$ United States	$ Total
Total Assets	363,021	-	363,021
Total Liabilities	(268,649)	-	(268,649)

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

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Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2017	2016	2017	2016
Short term employee benefits (1) (2)	$37,500	$15,000	$110,481	$45,000
Director/Officer stock based compensation (3)	-	615,924	136,291	615,924
	$37,500	$630,924	$246,772	$660,924

The following balances owing to the Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	May 31, 2017	August 31, 2016
Short term employee benefits (1)	$85,000	$40,000
	$85,000	$40,000

(1)	The Company accrues management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month.
(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options (Note 12 e). Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July, August and September of 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.
(3)	On April 1, 2016, the Company granted options to purchase 30,000 common shares to a director. On September 8, 2016 and November 1, 2016, the Company granted options to purchase 180,000 common shares to officers and directors.

On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive maximum traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, a director of the Company is the President, a director and major shareholder of Torinit.

As at May 31, 2017, the amount of directors’ fees included in trade and other payables was $9,300 (August 31, 2016: $7,100). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due to him of $7,400 into 2,467 units of the Company.

As at May 31, 2017, the Company had a promissory note payable to the former President of the Company of $Nil (August 31, 2016: $Nil). As at May 31, 2017, the Company recorded interest on the promissory note of $Nil (August 31, 2016: $496). On February 26, 2016, the former President assigned the promissory note of $10,000 and all interest due in the amount of $113,844 to an arms-length third party. The note was due on demand at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 114,009 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the Company’s Chief Financial Officer converted $38,239 in outstanding debt into 12,746 units in the capital of the Company.

During the nine months ended May 31, 2017, Core Energy Enterprises Inc. (“Core”), advanced to the Company $72,000 and US$15,000 which was recorded as an increase in shareholder loans. Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance 274,243 common shares in the capital of the Company to Core. The fair value of the common shares $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The Company’s Chief Financial Officer is a major shareholder, officer and a director of Core.

SIGNIFICANT ACCOUNTING POLICIES

The Unaudited Interim Condensed Consolidated Financial Statements were prepared using the same accounting policies and methods as those described in our Consolidated Financial Statements for the year ended August 31, 2016.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company’s management made assumptions, estimates and judgments in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements. Actual results may differ from those estimates, and those differences may be material. There has been no material changes in the three months ended May 31, 2017 to the critical accounting estimates and judgments.

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RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases ("IFRS 16") which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions ("IFRS 2"): On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and
-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company intends to adopt the amendments to IFRS 2 in its Consolidated Financial Statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2017. There were no material impact on the Consolidated Financial Statements as a result of the adoption of these standards, amendments and interpretations: IAS 7 – Disclosure initiative and IAS 12 – Recognition of Deferred Tax Assets for Unrealized Losses.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The consolidated financial statements have been adjusted to reflect these consolidations accordingly.

a)           Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

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Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2015	377,295	9,997,792
Common shares issued as debt extinguishment (Note b (a))	954,311	6,371,457
Common shares issued as private placement(Note b (b))	50,000	50,000
Common shares issued as anti-dilution provision (Note b (c))	1,032,998	5,034,157
Common shares issued as private placement (Note b (d))	10,000	9,044
Common shares issued as debt extinguishment (Note b (e))	150,519	638,295
Common shares issued on exercise of warrants (Note b (f))	51,868	986,667
Common shares issued as private placement (Note b (g))	23,636	133,271
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement (Note b (h))	7,692	30,233
Balance May 31, 2017	2,658,319	23,250,916

Preferred Shares Issued:

As at May 31, 2017 and August 31, 2016, there were no preferred shares issued.

b)           Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	May 31, 2017		August 31, 2016
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of period	722,572	-	73,786	-
Warrants issued (Note b (c))	-	-	516,499	-
Warrants issued (Note b (d))	-	-	10,000	-
Warrants issued (Note b (e))	-	-	150,519	-
Warrants exercised (Note b (f))	-	-	(51,868)	-
Warrants issued (Note b (g))	-	-	23,636	-
Warrants issued (Note b (h))	7,692	-	-	-
Balance, end of period	730,264	$8.65	722,572	$8.60

(a)          Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 954,311 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations.

(b)          Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 50,000 common shares in the capital of the Company at a purchase price of $1.00 per share.

(c)          Effective November 18, 2015, the Company issued 1,032,998 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$10.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations.

(d)          On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 10,000 units in the capital of the Company at a purchase price of $3.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the units $30,000 was allocated to common shares $9,044 and the amount allocated to warrants component using a Binomial Lattice model was $20,956.

(e)          On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 150,519 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $3.50 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations.

(f)          During the year ended August 31, 2016, 51,868 common share purchase warrants were exercised at $10.00 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $467,984.

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(g)         On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $12.50 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price,

The fair value of the units $260,000 was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$13.10
Contractual exercise rate	$12.50
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

(h)         On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

The following table summarizes the outstanding warrants as at May 31, 2017 and August 31, 2016, respectively:

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
538,417	$10.00	August 30, 2017	0.25	2,195,738
160,519	$3.50	March 1, 2019	1.75	603,370
23,636	$12.50	August 31, 2019	2.25	126,729
7,692	$10.00	November 30, 2019	2.50	19,767
730,264			0.92	2,945,604

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
538,417	$10.00	August 30, 2017	1.00	2,195,738
160,519	$3.50	March 1, 2019	2.50	603,370
23,636	$12.50	August 31, 2019	3.00	126,729
722,572			1.40	2,935,837

c)           Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2017	2016	2017	2016
Weighted average shares outstanding, basic	2,658,319	2,587,984	2,655,784	1,885,639
Weighted average shares outstanding, diluted	3,573,475	3,353,049	3,590,319	2,393,584

At May 31, 2017, there are stock options and common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)           Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

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The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price
Balance, August 31, 2015	11,000	$25.00
Expired	(2,700)	-
Granted	30,000	-
Balance, August 31, 2016	38,300	$22.80
Granted	200,000	-
Expired	(83,300)	-
Balance, May 31, 2017	155,000	$13.87

The following table is a summary of the Company's stock options outstanding and exercisable as at May 31, 2017 and August 31, 2016, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$12.00	5,000	2.45	November 11, 2019	5,000	-
$15.00	70,000	4.28	September 8, 2021	-	-
$13.00	80,000	4.28	September 8, 2021	80,000	-
	155,000	4.22		85,000	$13.87

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$160.00	600	0.50	February 17, 2017	600	-
$160.00	200	0.27	December 8, 2016	200	-
$12.00	5,000	3.20	November 11, 2019	5,000	-
$12.00	2,500	0.27	December 8, 2016	2,500	-
$21.90	30,000	0.27	December 8, 2016	30,000	-
	38,300	4.48		38,300	$22.80

e)           Stock Based Compensation

Employees

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $44,416.

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00per share and expiring on September 8, 2021. Of these options 35,000 vest on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $50,897.

On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company recorded non-cash stock based compensation expense of $40,978.

Non Employees

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $14,805.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

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	November 1, 2016	September 9, 2016
Weighted average fair value per option	$0.80	$0.70
Weighted average risk free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$6.40	$12.90

SUBSEQUENT EVENTS

Subsequent to May 31, 2017, the Company received US$15,000 from shareholders of the Company.

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